# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UFP TECHNOLOGIES INC, CIK 0000914156
CUSIP: 902673102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 HALE STREET, NEWBURYPORT, Massachusetts (MA), 01950
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000897378

## Reporting persons
- CONGRESS ASSET MANAGEMENT CO: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 416,762; shared voting power 0; sole dispositive power 416,762; shared dispositive power 0; aggregate amount beneficially owned 416,762 (5.4% of the class)

## Item 1. Issuer
Name of issuer: UFP TECHNOLOGIES INC
Address of issuer's principal executive offices: 100 HALE STREET, NEWBURYPORT, MASSACHUSETTS, 01950.

## Item 2. Person Filing
Name of person filing: Congress Asset Management Company LLP
Address of principal business office or, if none, residence:
2 Seaport Lane,
5th Floor,
Boston, MA 02210
Citizenship: Congress Asset Management Company LLP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class: See the response to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CONGRESS ASSET MANAGEMENT CO: Athena Konstantinidis, Compliance Associate (04/23/2026)